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                                      Form 10-C

                   REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                             INTERDEALER QUOTATION SYSTEM

 Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                         and Rule 13a-17 or 15d-17 thereunder

                            Sullivan Dental Products, Inc.
                    (Exact name of issuer as specified in charter)

                     10920 W. Lincoln Ave., West Allis, WI 53227
                       (Address of principal executive offices)

Issuer's telephone number, including area code   -    414-321-8881

                      I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding,:

    1.   Title of security   -    Common Stock, $.0l par value
    2.   Number of shares outstanding before the change   -   9,306,747
    3.   Number of shares outstanding after the change   -   9,984,197
    4.   Effective date of change   -   February 21,  1997
    5.   Method of change:   - Acquisitions

    Give brief description of transaction   -   The Company acquired assets of
    Mountain West Dental Company (September 13, 1996), Capitol Dental Supply, Inc. (November 5, 1996), Omega Professional Services, Inc. (February 14,
    1997) and James R. MacKay d/b/a S.B. Service (February 21, 1997).

                           II.   CHANGE IN NAME OF ISSUER:

    1.   Name prior to change   -   N/A
    2.   Name after change   -   N/A
    3.   Effective date of charter amendment changing name   -   N/A
    4.   Date of shareholder approval of change, if required   -   N/A


Date:  February 28, 1997          /s/  Stephen E. Ryd  -  Assistant Secretary
                                  -------------------------------------------
                                       (Officer's signature & title)